SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE COMPLETES SOC 2 TYPE 1 CERTIFICATION,

REINFORCING ITS COMMITMENT TO DATA SECURITY

May 09, 2017

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has successfully completed the Service Organization Control (SOC) 2 Type 1 audit. The audit affirms that Snipp Interactive’s information security practices, policies, procedures, and operations meet the SOC 2 standards for security, availability, and confidentiality.

As companies increasingly use outside vendors to perform activities that are core to their business operations and strategy, there is need for more trust and transparency into cloud-based service providers’ operations, processes, and results. Snipp’s SOC 2 report verifies the existence of internal controls which have been designed and implemented to meet the requirements for the security principles set forth in the Trust Services Principles and Criteria for Security. It provides a thorough review of how Snipp’s internal controls affect the security, availability, and processing integrity of the systems it uses to process users’ data, and the confidentiality and privacy of the information processed by these systems. This independent validation of security controls is crucial for customers in highly regulated industries.

“Completing the SOC 2 Type 1 certification reinforces Snipp’s ongoing commitment to the security, privacy, availability, and processing integrity of the Snipp platform,” says Ritesh Bhavnani, Chief Technology Officer at Snipp. “We have and continue to run a number of programs across a vast number of industries and for large CPG companies whose relationships with their consumers is extremely important. Our clients can be confident that we are committed to and making every investment to establish and maintain the most stringent controls needed to ensure the highest level of security and compliance.”

A copy of the SOC 2 audit certification is available to clients and prospective clients on demand.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners. Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward- looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.